EXHIBIT 4(b)(xiii)

[LLOYDS TSB LOGO]	25 Gresham Street London EC2V 7HN Telephone: 020 7356 1043 Facsimile: 020 7356 1038 Email: alastair.michie@lloydstsb.co.uk Alastair J Michie Company Secretary

PERSONAL

Dr. W.C.G. Berndt

24th April, 2003

Dear Wolfgang,

LLOYDS TSB GROUP plc and LLOYDS TSB BANK plc

I am delighted that your appointment to the board, from 1st May, 2003, has been confirmed and I attach a copy of the news release issued today.

You will also become a member of the remuneration committee.

Like all the other directors of the company, you have also been appointed to the board of Lloyds TSB Bank plc. The two boards meet simultaneously.

I enclose a schedule and attachments relating to your directorships. The various items should be completed and returned to me, please.

You may have seen in one of the papers in the folder I sent you on 4th April, that non-executive directors are appointed for specified terms, with the initial term not exceeding three years subject to the provisions of the Companies Act 1985 and the articles of association. A further term would be appropriate, if you and the board were to agree in due course.

You will have gained, from the information in the folder, an indication of the amount of time non-executive directors are expected to devote to the company’s affairs. There is also information in the folder about the role, duties and responsibilities of directors, as well as details regarding fees for board and committee membership.

Finally, you will have noticed that the folder gives information about induction, the review process of directors’ performance, directors’ and officers’ liability insurance cover, taking independent professional advice at the company’s expense and board committees. If you would like clarification about any of these issues, please let me know.

I hope you will not hesitate to contact me for assistance in any matters during the term of your directorship.

With kind regards

Yours sincerely,

/s/ Alastair

A.J. Michie
Secretary